UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Announces Initiation of Coverage by SmallCapInsights Investment Newsletter

Initial Editorial Installment Focuses on Peace Arch’s Recently Released Q1 2007 Results Showing Revenue Increase to $11.3 Million with Positive Earnings

TORONTO, ON--(MARKET WIRE)--Jan 22, 2007 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an innovative film and television entertainment company, announced today the release of the first installment of compensated editorial coverage by SmallCapInisights.com, a leading investment newsletter committed to fair and accurate coverage for tomorrow’s smallcap breakthroughs.

In its coverage, SmallCapInsights provides investment-oriented commentary on Peace Arch and its latest news and milestones. Peace Arch recently announced operating results for its first quarter of fiscal 2007, reporting revenues of $11.3 million, versus $0.9 million for the same period in the previous fiscal year.

“Peace Arch recently released very impressive Q1 results that show enormous growth in revenues,” said the editors of SmallCapInsights.com. “The Company’s management team has proven to be innovative in their ability to produce a truly remarkable number of high-quality films, and to generate a substantial library of content for home entertainment and worldwide distribution, providing a solid return on investment.”

According to Peace Arch’s recent Q1 2007 release, the Company’s main achievements for that period were a business venture agreement with CSC Global Technologies to launch a digital film distribution subsidiary. The Company also completed a sale of distribution rights excluding North America to Sony Pictures Home Entertainment for the television program series “The Tudors.” Also, The Company was also invited to premiere two recently completed films, “Chapter 27” and “Delirious” at the prestigious Sundance Film Festival, North America’s top independent movie showcase.

“The Company has made some aggressive moves that we believe will prove valuable for investors well into the future,” added the editors. “In our opinion we believe that this company warrants close examination for smallcap investors.”

To read SmallCapInsights’ compensated coverage, visit http://www.smallcapinsights.com.

About Peace Arch® Entertainment Group Inc.

Peace Arch® Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch Home Entertainment is one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com.

For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

About SmallCapInsights.com

The editors and publishers of SmallCapInsights.com have decades of direct experience both in the markets and in the newsletter genre as well as being avid students of the smallcap sector. They represent the companies they feel have the best chance of enhancing portfolio returns. For more information, visit http://www.smallcapinsights.com.

Compensation Disclosures

Editorial is provided by SmallCapInsights.com (``Smallcap'') to provide readers with information on publicly traded companies which have retained Smallcap to provide editorial commentary. Smallcap receives compensation for those services from the company, which consists of cash and/or securities of the company. Factual information is obtained from public filings and other sources deemed to be reliable; however, Smallcap takes no responsibility for verifying the accuracy of such information and makes no representation that such information is accurate or complete. Further, Smallcap and its employees and affiliates may own, or may purchase and sell, securities of the companies profiled. Smallcap undertakes no obligation to inform readers about the ownership or trading activities of it or its employees or affiliates in the securities of the profiled companies. As of September 11, 2006, SmallCapInsights.com has received US$4,000 from Peace Arch Entertainment for editorial coverage.

Contact:

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	January 22, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.